Exhibit 99.1

Ballard and MAHLE to Collaborate on Fuel Cell Propulsion Systems for Heavy- and Medium-Duty Trucks

VANCOUVER, BC and STUTTGART, Germany, Sept. 28, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced an agreement to collaborate with MAHLE, a leading international development partner and Tier 1 supplier to the commercial vehicle and automotive industry, on the development and commercialization of zero-emission fuel cell systems to provide primary propulsion power in various classes of commercial trucks.

Founded in Germany in 1920 and celebrating its 100-year anniversary, today the MAHLE Group employs approximately 77,000 people working at 160 production locations and 16 research and development centers around the globe and generates annual sales of approximately €12 billion (numbers referring to the business year 2019). MAHLE's commercial vehicle division supplies a broad range of products to truck and other OEMs, including power cells, valves and camshafts, engine cooling components, fuel and oil management systems, electronics and mechatronics. MAHLE components are present in half of all the vehicles on the world's roads.

MAHLE has been a series supplier for fuel cell vehicles for over a decade. The technology group holds a particularly strong position in the complex air intake system and in the temperature control of fuel cell systems, as well as air filter solutions for fuel cells. MAHLE has brought together its fuel cell activities in a project house, where one area of focus is the development of components for fuel cell systems in commercial vehicles.

Dr. Jörg Stratmann, Chairman and CEO of MAHLE said, "Hydrogen and fuel cells are a cornerstone of CO2-neutral mobility, particularly with regard to road transport. This collaboration brings together MAHLE's strength in the automotive Tier 1 value chain and our vast expertise in the fuel cell periphery with Ballard's industry leadership in PEM fuel cell technology and systems."

Randy MacEwen, Ballard CEO noted, "We are excited to be working with MAHLE, a global leader in automotive product supply, service and support. Together with Ballard's experience powering vehicles for over 50 million kilometers, our unparalleled proven product durability, and our intellectual property and know-how around high-power density fuel cell stacks, we are very confident in our ability to effectively address the $100 billion annual total addressable market for commercial truck engines. With our shared vision on the role of fuel cell technology to decarbonize heavy-duty trucks and our complementary capabilities, we expect this collaboration with MAHLE to result in development and commercialization of winning fuel cell engines for customers in the truck engine market in Europe and beyond, at a time where policies are mandating zero-emission powertrain solutions."

During the initial development phase, Ballard has prime responsibility for system design and the fuel cell stack sub-system, while MAHLE's scope of responsibility includes balance-of-plant components, thermal management and power electronics for the complete fuel cell system, or engine, as well as system assembly. MAHLE brings a number of key attributes to the collaboration, including:

  Extensive experience within the commercial truck value chain;
  Vast expertise in the field of peripheral fuel cell components;
  Supply chain muscle;
  High-volume production expertise;
  Long-standing relationships with multiple commercial truck, and other, OEMs;
  After-sales service infrastructure; and
  A highly respected global brand.

The collaboration is subject to completion of definitive documents.

About MAHLE
MAHLE is a leading international development partner and supplier to the automotive industry. The technology group is committed to playing an active role in transforming the mobility of the future by further optimizing the combustion engine, driving forward the use of alternative fuels, and laying the foundation for the worldwide introduction of e-mobility and other alternative drives, such as fuel cells. The group's product portfolio addresses all the crucial aspects of the powertrain and air conditioning technology.

In 2019, MAHLE generated sales of approximately EUR 12.0 billion and is represented in over 30 countries with more than 77,000 employees in 160 production locations and 16 major research and development centers. (31.12.2019)

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the anticipated outcome of the collaboration, including product performance and addressable markets. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

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SOURCE Ballard Power Systems Inc.

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For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 09:00e 28-SEP-20